UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA AMÉRICAS S.A.

(Name of Subject Company)

ENDESA AMÉRICAS S.A.

(Name of Person Filing Statement)

American Depository Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29261D 104

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Raúl Arteaga

Endesa Américas S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2630-9000

(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Ignacio Quiñones S.

Endesa Américas S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2630-9050

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 to the Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 14, 2016 (the “Schedule 14D-9”) by Endesa Américas S.A. (“Endesa Américas” or the “Company”) relating to the U.S. Offer (as defined below).

On September 28, 2016, the respective shareholders of Enersis Américas S.A. (“Enersis Américas”), Endesa Américas and Chilectra Américas S.A. (“Chilectra Américas”) will meet to vote on the proposed merger of the Company and Chilectra Américas with and into Enersis Américas, with Enersis Américas continuing as the surviving company under the name “Enel Américas S.A.” (the “Merger”).

In connection with the Merger, all Endesa Américas shareholders (other than Enersis Américas) have the opportunity to elect any of three alternatives:

•	Participate in the Merger and receive 2.8 shares of Enersis Américas common stock for each Endesa Américas share they own and 1.68 Enersis Américas American Depositary Shares (“ADSs”) for each Endesa Américas ADS they own;

•	Dissent with respect to the Merger and exercise their statutory merger dissenters’ withdrawal rights provided under Chilean law and receive a cash payment, Ch$ 299.64 per Share, equivalent to the weighted average of the closing prices of Endesa Américas shares as reported on the Chilean Stock Exchanges during the 60-trading day period preceding the 30th trading day prior to the date on which the Merger is approved; or

•	Tender their Endesa Américas shares and ADSs in the Offers (as described below) and receive the tender offer price in cash (described below).

With the respect to the third alternative, Enersis Américas, a Chilean publicly held limited liability stock corporation that owns 59.98% of the outstanding shares of the Company, has filed a combined Schedule TO and Schedule 13E-3 under cover of Schedule TO, as amended (the “Schedule TO”), with respect to its offer to purchase (i) all of the issued and outstanding shares of common stock, no par value, of the Company, (collectively the “Shares” and each a “Share”), that are held by holders resident in the United States, and (ii) all of the outstanding ADSs, each representing thirty (30) Shares of Endesa Américas, from all holders, wherever located, for Ch$ 300 per Share, and Ch$ 9,000 per ADS, respectively, (the “U.S. Offer”), in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the Offer to Purchase, dated as of September 14, 2016, as supplemented by the Supplement to the Offer to Purchase dated as of September 20, 2016, and any further amendments or supplements thereto (the “Offer to Purchase”), and in the related Form of Acceptance Letter and ADS Letter of Transmittal.

Simultaneously with the U.S. Offer, Enersis Américas is making an offer in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Shares from all holders of Shares, wherever located (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Shares to be purchased pursuant to the U.S. Offer.

This Amendment No. 1 is filed on behalf of the Company. The information in the Schedule 14D-9 is incorporated in this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein. The information set forth in the Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Amendment No. 1, except as otherwise set forth below.

Item 4.	The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended to add the following at the end thereof:

“To the knowledge of the Company after reasonable inquiry, none of the directors and officers of Endesa Américas beneficially owns any Shares, other than Raul Arteaga, the Chief Financial Officer of Endesa Américas, who beneficially owns 11,603 Shares. Mr. Arteaga has advised that he intends to vote his 11,603 Shares in favor of the merger proposal and does not intend to sell or tender in the Offers his Shares. To the knowledge of the Company after reasonable inquiry, none of the other directors, officers, affiliates or subsidiaries of the Company, to the extent they beneficially own any Shares, currently intends to sell or tender in the Offers Shares beneficially owned by them and if the Merger is consummated, any Shares beneficially owned by them at the time would be exchanged for shares of Enersis Américas or cancelled in the Merger.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 20, 2016

ENDESA AMÉRICAS S.A.

By:	/s/ Raúl Arteaga
Name: Raúl Arteaga Title: Chief Financial Officer